Filed by SafeNet, Inc.
Subject Company: Rainbow Technologies, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
File No. 0-20634

     The following is a series of slides relating to a presentation made to investors in connection with the proposed merger between SafeNet, Inc. and Rainbow Technologies, Inc.

The Foundation of High Assurance Security

TABLE OF CONTENTS

A Shared Vision
Two Industry Leaders
Transaction Summary
Strategic Rationale
Rainbow Technologies
SafeNet Model
Enterprise Security Division
Enterprise Customers
Strong Government Spending
SafeEnterprise System for Government
Case Study: Homeland Security
Enhanced Growth Opportunities
SafeEnterprise System for Commercial
Growth Drivers
Embedded Security Division
Embedded Customers
Embedded Security Products
Sentinel
New Market Opportunity
Case Study: TI Wireless Core Security Components
Proven Financial Performance
Strong Quarterly Revenue Growth
SafeNet Q3:03 Results
Rainbow Q3:03 Results
The Combined Organization - Illustrative Financial Impact
Financial Growth Summary
The Combined Organization
Integration Plan/Milestones
Integration Management Structure
Safe Harbor Cautionary Statement Regarding Forward-Looking Statements Statements contained in this document that are not historical facts could be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and beliefs, are not guarantees of future performance and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements, including, among others: the risk that the SafeNet and Rainbow businesses will not be integrated successfully; costs related to the proposed merger; the risk that SafeNet and Rainbow will fail to obtain the required stockholder approvals; the risk that the transaction will not close; the risk that the businesses of the companies will suffer due to uncertainty; and other economic, business, competitive, and/or regulatory factors affecting the SafeNet and Rainbow businesses generally, including those set forth in their filings with the Securities and Exchange Commission, including each of Rainbow's and SafeNet's Annual Reports on Form 10-K for the fiscal year ended December 31, 2002, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, SafeNet's and Rainbow's results could differ materially from SafeNet's and Rainbow's expectations in these statements. SafeNet and Rainbow assume no obligation and do not intend to update or alter these forward-looking statements, whether as a result of new information, future events, or otherwise. Where You Can Find Additional Information SafeNet and Rainbow intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the transaction described in this document. The joint proxy statement/prospectus will be mailed to the stockholders of SafeNet and Rainbow. Investors and security holders of SafeNet and Rainbow are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about SafeNet, Rainbow and the transaction. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by SafeNet or Rainbow with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by SafeNet by contacting Michelle Layne, SafeNet Investor Relations, 8029 Corporate Drive, Baltimore, Maryland 21236, (410) 933-5895. Investors and security holders may obtain free copies of the documents filed with the SEC by Rainbow by contacting Rainbow Investor Relations, 50 Technology Drive, Irvine, California 92718 (949) 450-7377. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision. SafeNet and its executive officers, directors and employees may be deemed to be participants in the solicitation of proxies from the stockholders of SafeNet and Rainbow in favor of the transaction. A list of the names of SafeNet's executive officers and directors, and a description of their respective interests in SafeNet, are set forth in the proxy statement for SafeNet's 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2003. Investors and security holders may obtain additional information regarding the interests of SafeNet's executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available. Rainbow and its executive officers, directors and employees may be deemed to be participants in the solicitation of proxies from the stockholders of SafeNet and Rainbow in favor of the transaction. A list of the names of Rainbow's executive officers and directors, and a description of their respective interests in Rainbow, are set forth in the proxy statement for Rainbow's 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2003. Investors and security holders may obtain additional information regarding the interests of Rainbow's executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.

We are: Encryption-based security experts with 20-year histories A Shared Vision The Mission: To be the leading provider of high assurance security solutions

Two Industry Leaders Founded: 1983 LTM Revenues: $56.8 Employees: 215 Key Customers: Government agencies, OEMs and financial institutions A leading provider of network security products Founded: 1984 LTM Revenues: $136.2 Employees: 570 Key Customers: Government agencies, ISVs and financial institutions A leading provider of information security solutions Both companies are strong standalone entities with proven track records of execution

Transaction Summary Consideration: 0.374 SFNT shares for every RNBO share Pro Forma Ownership: SFNT - 57% / RNBO - 43% Shares Issued: 11.1MM Fully Diluted Financial Impact: Immediately accretive New Directors: Walter Straub, Chairman and CEO Rainbow Arthur Money, Former Asst. Secretary of Defense Key Conditions: SafeNet and Rainbow shareholder approval Regulatory approval and other customary conditions Target Closing: Q1 2004

Strategic Rationale Enhances growth opportunities Accelerates growth in the important government security market, with a comprehensive offering of VPN, WAN and Top Secret security products Adds high growth SSL VPN appliances and USB tokens to product offering Leading position in high growth digital rights management market Leverages and expands SafeNet's comprehensive distribution platform Substantial scale and synergy opportunities enhance a proven financial track record

Rainbow Technologies

Secure Communications


KIV-7

- High security link encryption
  - Top Secret Security


FORTEZZA

- Cryptographic cards for network voice and data security
  - Standard for government Secure Terminal Equipment


Satellite

- Satellite link encryption components & systems
  - Type 1 & 2 ground units

eSecurity


NetSwift

- SSL VPN appliance
  - Secure remote access to Web-enabled applications


iKey Token

- Personal identity authentication token
  - USB-based two-factor authentication token


Sentinel

- Software distribution security protection
  - Software piracy protection for ISV's

SafeNet

RAINBOW TECHNOLOGIES

SafeNet Model Embedded (OEM) Wireless/ Semiconductor Embedded (OEM) Network Infrastructure Enterprise Software Systems Hardware Chips Intellectual Property

Enterprise Security Division Enterprise Embedded (OEM) Wireless/ Semiconductor Embedded (OEM) Network Infrastructure Embedded

Enterprise Customers Government Financial Institutions

2002 2008 2.7 6 Strong Government Spending Security Spending Government IT security spending remains strong and continues to grow New program to modernize top secret cryptographic systems will accelerate government spending beginning in '05 Government cryptographic inventory will be replaced/upgraded KIV-7 represents a significant percent of the installed base that will be upgraded Crypto Modernization Program $7.2Bn Opportunity 2003 2009 US Gov't IT Security Spending Source: Dr Michael S. Frankel, Deputy Assistant Director of Defense ($ Bn) Source: INPUT market research

SafeEnterprise System for Government


Private Network
Public Network
Branch Office
SafeNet WAN Encryptor
SONET
ATM / Frame / Link
SafeNet WAN Encryptor
Main Office
SafeEnterprise Security Management Center
INTRANET
Remote Users
SafeNet VPN Client Software
SafeNet Wireless VPN Software
SafeNet HighAssurance VPN Gateway
INTERNET
Branch Office / Customers / Partners

SafeNet

RAINBOW TECHNOLOGIES

SafeEnterprise System for Government


Private Network
Public Network
Main Office
Branch Office
SONET
SafeNet WAN Encryptor
ATM / Frame / Link
SafeNet WAN Encryptor
SafeEnterprise Security Management Center
INTRANET
Remote Users
SafeNet VPN Client Software
SafeNet Wireless VPN Software
SafeNet HighAssurance VPN Gateway
INTERNET
Branch Office / Customers / Partners
Chrysalis-ITS Luna
Satellite Transmission Encryption
KIV-7
Gov't Secure Network
FORTEZZA
Classified Network

SafeNet

RAINBOW TECHNOLOGIES

SafeEnterprise System for Government



Private Network
Public Network
Main Office
Branch Office
SONET
SafeNet WAN Encryptor
ATM / Frame / Link
SafeNet WAN Encryptor
SafeEnterprise Security Management Center
INTRANET
Remote Users
SafeNet VPN Client Software
SafeNet Wireless VPN Software
SafeNet HighAssurance VPN Gateway
INTERNET
Branch Office / Customers / Partners
Satellite Transmission Encryption
KIV-7
Gov't Secure Network
FORTEZZA
Classified Network
Chrysalis-ITS Luna
KIV-7 with IP/HAIPE
Cryptographic Modernization Program

Case Study: Homeland Security



Homeland Security
Private Network
Main Office
SafeNet WAN Encryptor
ATM / Frame
SafeNet WAN Encryptor
SafeEnterprise Security Management Center
INTRANET
KIV-7
Gov't Secure Network
FORTEZZA
Classified Network



KIV-7
50 State Capitals

Homeland Security

- Major SafeNet and Rainbow deployments at Department of Homeland Security
- Provider for new high speed backbone network
  - INS
  - Customs
  - Secret Service
- Leveraging opportunity to expand into VPN
  - Customized VPN chips for Homeland Security
  - "E-Gov" software contract

SafeNet

RAINBOW TECHNOLOGIES

Enhanced Growth Opportunities VPNs enable secure data transfer over the Internet Low cost replacement for private networks SSL VPNs allow for secure, clientless remote access Lower-cost alternative than IPSec VPNs Rainbow is the leader in USB token authentication Rapid adoption due to low price and convenience Increase in number of remote and mobile workers 105 MM mobile U.S. workers by 2006 - IDC 2002 2006 IPsec VPN 2115 3219 SSL VPN 34.1 916.4 VPN Hardware Opportunity Source: Infonetics Research, June 2003 IPSec VPN CAGR: 11% SSL VPN CAGR: 128% 2002 2006 12 200 USB Token Opportunity ($ MM) CAGR: 102% ($ MM) Source: IDC 2002

SafeEnterprise System for Commercial


Private Network
Public Network
Branch Office
SafeNet WAN Encryptor
SONET
SafeNet WAN Encryptor
ATM / Frame
SafeNet WAN Encryptor
SafeNet WAN Encryptor
Link
SafeNet WAN Encryptor
Main Office
SafeEnterprise Security Management Center
INTRANET
Remote Users
SafeNet VPN Client Software
SafeNet Wireless VPN Software
SafeNet HighAssurance VPN Gateway
INTERNET
Branch Office / Customers / Partners
Chrysalis-ITS Luna
Clientless SSL VPN
iKey Token
SafeNet
RAINBOW TECHNOLOGIES

Growth Drivers Only company that can offer top secret / classified and commercial grade products Requirement of many government agencies, including NSA Significant barrier to entry Most comprehensive product portfolio from a single vendor Only fully integrated VPN and WAN security platform Adds SSL VPN appliances and USB tokens Security management software Lower total cost of ownership Stronger Security Vertically integrated solution High assurance reputation

Embedded Security Division Enterprise Embedded (OEM) Wireless/ Semiconductor Embedded (OEM) Network Infrastructure Embedded

Embedded Customers Deploying our leading technology to a large number of end users Network Infrastructure Software Wireless / Semiconductor

Embedded Security Products

Hardware Solutions

- **SafeXcel Chips:** Silicon chips for embedded, accelerated security
  - Momentum, Velocity, Transaction and Content Inspection Series
- **SafeXcel Cards**: Accelerator PCI plug-in cards built with SafeXcel Chips
- **Sentinel SuperPro:** Software piracy protection
- **Cryptoswift:** SSL Acceleration boards and chips

Software

- **SoftRemote**: VPN client software
- **CGX Library**: Embedded cryptographic software
- **SSH Toolkits:** VPN software toolkits
- **Sentinel License Manager:** Software product for software piracy

Embedded IP

- SafeNet chip designs licensed to semiconductor manufacturers

SafeNet

RAINBOW TECHNOLOGIES

Sentinel Sentinel is the leader in new enforcement technologies for more creative licensing RNBO provides technology to help software publishers protect their intellectual property: Client/Server model: software licensing Host model: license enforcement keys Web/ASP model: access control system Rainbow is the leader in software licensing authentication tokens SafeNet has the experience to distribute these leading solutions into its vast OEM channel A $40 MM annual business with high gross margins Source: IDC Software Authentication Token Market Share Rainbow 0.417 Aladdin 0.347 Griffin Tech 0.047 Other 0.189

Server-based digital rights management New product Q1:04 Digital rights management for wireless Existing prototype Server-based digital rights management New product Q1:04 New Market Opportunity Value to OEM Customers Market Opportunity Low High Low High Evolution of Digital Rights Management Token for software protection License management for software distribution over the Internet High value software Low value software

Important customer win TI has leading market share in cell phone chips TI chips used in more than 60% of cell phones Licensed SafeNet IP for 2.5 and 3G OMAP chips Royalties apply to all chips containing SafeNet technology No maximum Solid gross profit margin Key OEM Customers - Texas Instruments

Case Study: TI Wireless Core Security Components eCommerce Filtering Firewall File Encryption Digital Rights Management Security Peripherals Antivirus Secure Voice/Fax Secure Billing

Proven Financial Performance Strong sequential quarterly revenue growth Met or exceeded Wall Street analyst consensus estimates for last nine quarters Consistent operating margin performance Track record of quarterly operating cash flow

Strong Quarterly Revenue Growth ($ in MMs) Revenue Operating Margin Gross Margin Column 2 Line 2 6/1/2001 3.1 0.745 0.745 9/1/2001 3.6 0.757 0.757 12/1/2001 4.1 0.726 0.726 3/2/2002 6.2 0.683 0.683 6/2/2002 7.4 0.077 0.723 9/2/2002 8.8 0.131 0.708 12/2/2002 9.8 0.218 0.759 3/3/2003 14 0.162 0.759 6/3/2003 15.4 0.210632 0.78 9/3/2003 17.6 0.22 Compound Quarterly Growth: 21%

SafeNet Q3:03 Results SafeNet reported strong Q3:03 results on October 22, 2003 Revenues of $17.6 MM, an increase of 99% YoY and 14% QoQ Gross margin of 77% Operating margin of 22% Net income of $2.6 MM, or $0.20 per share versus Q3:02 EPS of $0.10 per share Milestones in quarter Entered into exclusive marketing and sales agreement with CTAM for its ATM and SONET fiber line encryption appliances Chosen for the IBM Blue Logic IP Collaboration Program Launched SafeXcel - 1840, 1, and 2 chips Note: EPS figures represent Non-GAAP estimates which exclude acquisition related charges and assumes a 35% tax rate.

Rainbow Q3:03 Results Rainbow reported Q3:03 results on October 22, 2003 Revenues of $35.4 MM, an increase of 17% YoY Secure Communications - $22.9 MM (65% of total) eSecurity - $12.5 MM (35% of total) Gross margins Secure Communications - 22%(1) eSecurity - 77% Operating margin of 11% Secure Communications - 16% eSecurity - 3% Earnings per share of $0.10 versus Q3:02 EPS of $0.07 Outlook Strong demand for voice and data security solutions and link encryption products Experiencing solid demand for software protection products, and sales activity for iKey and iGate products has shown improvement (1) Due to government accounting, cost of goods sold contains items that would normally be accounted for as operating expenses

The Combined Organization - Illustrative Financial Impact I/B/E/S estimate for combined company 2004 revenues $241 MM(1) SafeNet I/B/E/S 2004 EPS (Non-GAAP) $0.93(1) Estimated 2004 accretion to I/B/E/S EPS from Rainbow +$0.17(2) Estimated impact of 2004 cost synergies from the transaction + $0.10 - $0.15(3) Estimated Pro Forma 2004 EPS (Non-GAAP) $1.20- $1.25(4) (1) Source: I/B/E/S estimates as of 10/22/2003, adjusted to include 2004 estimate for SSH. The presentation of these I/B/E/S estimates is for illustrative purposes only. (2) Source: I/B/E/S estimate as of 10/22/2003. (3) Based on preliminary estimates of pre-tax annual cost savings of $4 - 6 million. (4) For illustrative purposes only. Assumes full-year contribution from Rainbow. Note: EPS figures represent Non-GAAP estimates which exclude amortization of intangibles, deferred compensation expense and other merger-related costs. Assumes a 35% tax rate.

EPS 2001 0.03 2002 0.34 2003E 0.75 2004E 1.225 Financial Growth Summary ($ in MMs except per share amounts) SafeNet Acquisitions EPS 2001 16.4 0 0.03 2002 30.2 2 0.34 2003E 40.4 25 0.75 2004E 83 158 1.25 $16MM $32MM $65MM $241MM Average annual organic revenue growth: 46% Total revenue CAGR: 144% Total EPS CAGR: 236% SafeNet Acquisitions EPS 2001 16.4 0 0.03 2002 30.2 2 0.34 2003E 40.4 25 0.75 2004E 83 158 1.25 EPS 2001 0.03 2002 0.34 2003E 0.75 2004E 1.225 (1) Note: EPS figures represent Non-GAAP estimates which exclude amortization of intangibles, deferred compensation expense and other merger-related costs. Assumes a 35% tax rate. (1) Reflects actual results for first 3 quarters of 2003 and I/B/E/S estimates for Q4:03. (2) For illustrative purposes only. See footnotes on previous page. (2)

The Combined Organization Experienced management team Both companies have successfully integrated several acquisitions Approximately 750 employees worldwide Research and Development - 296 employees Sales and Marketing - 223 employees Supports 5,000 customers in more than 100 countries 40 years of combined security leadership

Integration Plan / Milestones Integration Team in Place Formal Integration Plan Combined Product Offering Defined Top 10 Priorities Branding Strategy Business Unit Objectives Identified Transition Plans Documented Unified Business Processes Common Support Infrastructure Consistent Technology Platform First Level Synergies Realized Combined Product Offering

Integration Management Structure Integration Management Office Integration Focus Areas Synergies Steering Committee Communications Organizational Structure and Staffing Day One Readiness Facilities Research & Development Sales, General & Administration People Integration Focus Areas Synergy Teams Information Technology Customer Service Finance and Accounting Engineering Human Resources Facilities Legal Product Marketing Quality Assurance Sales Manufacturing and Operations Estimate amount and timing of synergies Develop actionable plans to achieve the required changes

Strategic Rationale Enhances growth opportunities Accelerates growth in the important government security market, with a comprehensive offering of VPN, WAN and Top Secret security products Adds high growth SSL VPN appliances and USB tokens to product offering Leading position in high growth digital rights management market Leverages and expands SafeNet's comprehensive distribution platform Substantial scale and synergy opportunities enhance a proven financial track record

Thank You The Foundation of High Assurance Security